As filed with the Securities and Exchange Commission on July 16, 2001
Registration No. 333-57526

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2

ON FORM S-3 TO FORM S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

EQUITY OFFICE PROPERTIES TRUST

(Exact name of registrant as specified in its charter)

Maryland	6798	36-4151656
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Two North Riverside Plaza, Suite 2100

Chicago, Illinois 60606
(312) 466-3300
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Stanley M. Stevens, Esq.

Executive Vice President, Chief Legal Counsel and Secretary
Equity Office Properties Trust
Two North Riverside Plaza, Suite 2100
Chicago, Illinois 60606
(312) 466-3300
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

J. Warren Gorrell, Jr., Esq.

George P. Barsness, Esq.
Hogan & Hartson L.L.P.
555 Thirteenth Street, N.W.
Washington, D.C. 20004-1109
(202) 637-5600

      Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Amendment.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

      The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay the effective date of this Amendment until the Registrant shall file a further amendment which specifically states that this Amendment shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Amendment shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS SUMMARY
RISK FACTORS
REDEMPTION OF UNITS
COMPARISON OF THE OWNERSHIP OF UNITS AND COMMON SHARES
MATERIAL FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
EXPERTS
LEGAL MATTERS
OPINION OF HOGAN & HARTSON L.L.P. RE: LEGALITY
OPINION OF HOGAN & HARTSON L.L.P. RE:QUALIFICATION
CONSENT OF ERNST & YOUNG LLP

Prospectus

16,748,214 Shares

EQUITY OFFICE PROPERTIES TRUST
COMMON SHARES OF BENEFICIAL INTEREST

       This prospectus relates to up to 16,748,214 common shares of beneficial interest of Equity Office Properties Trust, or Equity Office, that we may issue from time to time to the holders of 16,748,214 units of limited partnership interest in EOP Operating Limited Partnership, or EOP Partnership, upon redemption of these units on a one-for-one basis. All of these units were issued on July 2, 2001 in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of February 22, 2001, as amended, among Equity Office, EOP Partnership, Spieker Properties, Inc., or Spieker, and Spieker Properties, L.P., or Spieker Partnership. Under this merger agreement, on July 2, 2001, Spieker merged with and into Equity Office and Spieker Partnership merged with and into EOP Partnership.

      We are registering the issuance of the common shares to permit the holders of the units to sell the common shares immediately upon redemption of the units without restriction in the open market or otherwise, but the registration of the common shares does not necessarily mean that any holders will elect to have their units redeemed. In addition, upon any redemption, you may receive cash for the units tendered rather than common shares.

      Although we will incur expenses in connection with the registration of the 16,748,214 common shares, we will not receive any cash proceeds upon their issuance. We will, however, acquire the units redeemed in exchange for any common shares issued upon redemption of the units. Accordingly, with each redemption, our interest in EOP Partnership will increase.

      Our common shares are listed on the New York Stock Exchange under the trading symbol “EOP.”

      You should consider carefully the risk factors on page 3 of this prospectus, which relate specifically to risks associated with redemption, as well as the risks related to our business which are incorporated by reference in this document from our other SEC filings, for factors that are relevant to an investment in our common shares.

      You should rely on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of the common shares in any state or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July 17, 2001

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that is important to you. To understand this offering of common shares, you should read the entire prospectus carefully, including the risk factors on page 3, which relate specifically to risks associated with redemption, as well as the risks related to our business, which are incorporated by reference in this document from our other SEC filings, and the federal income tax considerations beginning on page 23. For more information about us, see “Where You Can Find More Information” beginning on page 27.

The Company

      Equity Office is the nation’s largest publicly held owner and operator of office properties based upon equity market capitalization and square footage. Equity Office owns substantially all of its assets and conducts all of its operations through EOP Partnership, which principally is engaged in acquiring, owning, managing, developing and leasing office properties. Equity Office is the sole general partner of and owns approximately an 87.8% interest in EOP Partnership. At July 2, 2001, after completion of its acquisition of Spieker Properties, L.P., EOP Partnership had a portfolio comprising approximately 124.9 million square feet of office and 12.3 million square feet of industrial real estate in 24 states and the District of Columbia and has approximately 3.8 million square feet of properties under development with an investment in properties under development of approximately $1.0 billion.

      Equity Office, which has elected to be taxed as a real estate investment trust, or REIT, for federal income tax purposes, is an independent real estate company that manages all aspects of its operations internally. Equity Office, a Maryland real estate investment trust, was organized in 1996 and began operations in 1997 to continue and expand the national office property business of Mr. Samuel Zell, chairman of the board of trustees of Equity Office, and his affiliates.

      Our principal executive offices are located at Two North Riverside Plaza, Suite 2100, Chicago, Illinois 60606, and our telephone number is (312) 466-3300.

Offered Shares

      This prospectus relates to 16,748,214 common shares that we may issue to the holders of 16,748,214 units in EOP Partnership upon tender of these units for redemption at any time. All of these units were issued on July 2, 2001, in connection with the merger of Spieker Partnership into EOP Partnership.

Important Risks in Owning Our Common Shares

      In addition to the risks related to our business which are incorporated by reference in this document from our other SEC filings, you should read the “Risk Factors” on page 3 before you elect to exercise your unit redemption right.

A Warning About Forward-Looking Statements

      We make forward-looking statements in this document, and in documents that are incorporated by reference in this document, that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operation of Equity Office. Also, statements including words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” or similar expressions are forward-looking statements. Many factors, some of which are discussed elsewhere in this document and in the documents incorporated by reference in this document, could affect our future financial results and could cause actual results to differ materially from those expressed in forward-looking statements contained or incorporated by reference in this document. Important factors that could cause actual results to differ materially from current expectations reflected in the forward-looking statements in this document include, among others, the factors discussed under the caption “Risk Factors” on page 3 and the filings made by Equity Office with the SEC that are identified on pages 27 and 28 and incorporated in this document by reference.

      Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of Equity Office following completion of the merger with Spieker and EOP Partnership’s recent merger with Spieker Partnership may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of Equity Office to control or predict. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

RISK FACTORS

      In addition to the risks relating to the business of Equity Office, which are incorporated by reference in this registration statement from Equity Office’s Current Reports on Form 8-K filed with the SEC on July 5, 2001 and the information included in this document, including the matters addressed in “A Warning About Forward-Looking Statements” on page 1, you should carefully consider the following material risk factors before you elect to exercise your redemption right.

      You will be subject to tax on a redemption of units. If you elect to exercise your unit redemption right and receive cash or shares from us in exchange for your units, you will be treated for tax purposes as having sold the units. The sale will be taxable and you will be treated as realizing an amount equal to the sum of the value of the common shares or cash that you receive plus the amount of EOP Partnership liabilities allocable to the redeemed units. It is possible that you could have taxable income, or perhaps even a tax liability, in excess of the amount of cash and property received upon the disposition of the unit. In particular, if you have a “negative capital account” with respect to your units, your taxable gain will exceed the value of the common shares or cash received by the amount of that “negative capital account” attributable to the units redeemed. See “Material Federal Income Tax Considerations — Federal Income Tax Consequences of Redemption” beginning on page 24.

      If you elect to exercise your unit redemption right, the original receipt of the units may be subject to tax. If you elect to exercise your unit redemption right, particularly within two years of receiving the units, there is a risk that the original receipt of the units may be treated as a taxable sale under the “disguised sale” rules of the Internal Revenue Code. In general, the tax law provides that a partner’s contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration from the partnership to the partner will be presumed to be a taxable sale subject to several exceptions. If money or other consideration is transferred by a partnership to a partner within two years of the partner’s contribution of property, the transactions are presumed to be a taxable sale of the contributed property unless the facts and circumstances clearly establish that the transfers are not a sale. On the other hand, if two years have passed between the original contribution of property and the transfer of money or other consideration, the transactions will not be presumed to be a taxable sale unless the facts and circumstances clearly establish that a sale did occur.

      Differences between an investment in common shares and units may affect you. If you elect to exercise your unit redemption right, we will determine whether you receive cash or common shares in exchange for the units. Although an investment in our common shares is substantially similar to an investment in EOP Partnership units, there are some differences between ownership of units and ownership of common shares. These differences include form of organization, management structure, voting rights, liquidity and federal income taxation. These differences, some of which may be material to investors, are discussed in “Comparison of the Ownership of Units and Common Shares” beginning on page 5.

REDEMPTION OF UNITS

      This prospectus relates to up to 16,748,214 common shares that we may issue from time to time to EOP Partnership unitholders upon redemption of their units, which were issued in connection with the Spieker merger. Each unitholder may, subject to certain limitations, require that EOP Partnership redeem units held by the unitholder at any time. If we do not assume EOP Partnership’s obligation to redeem the units, upon redemption the unitholder will receive cash from EOP Partnership in an amount equal to the market value of the Equity Office common shares for which the EOP Partnership units would have been redeemed if Equity Office had elected to assume and satisfy EOP Partnership’s obligation by paying Equity Office common shares, as described below. The market value of a unit for this purpose will be equal to the average of the closing trading price of a common share of Equity Office for the ten trading days before the day on which the redemption notice was received by EOP Partnership. The partnership agreement provides that if that trading information is not available, we can use another method to determine the value of the common shares. The partnership agreement does not specify alternative valuation methodologies.

      We have the right under the partnership agreement of EOP Partnership to assume directly and satisfy the redemption right of a unitholder by issuing our common shares or cash in exchange for any units tendered for redemption. However, we are under no obligation to exercise this right. Under an assignment and assumption agreement entered into with EOP Partnership, if we elect to assume directly and satisfy the redemption right of a unitholder, EOP Partnership is entitled to make the election as to whether we issue our common shares or cash in exchange for units tendered for redemption. Upon redemption, the unitholder will no longer be entitled to receive distributions with respect to the units redeemed. If units are redeemed for common shares, the unitholder will have rights as a shareholder from the time the common shares are acquired.

      A unitholder must notify EOP Partnership and us of the unitholder’s desire to require EOP Partnership to redeem units by sending a notice in the form attached as an exhibit to the partnership agreement of EOP Partnership, a copy of which we can provide to you upon request. The unitholder must request the redemption of at least 1,000 units or all of the units held by such holder, if less. The redemption generally will occur on the tenth business day after we receive the notice. A unitholder will not be entitled to exercise its unit redemption right if the delivery of common shares upon redemption would be prohibited under the provisions of our declaration of trust, including those designed to protect our REIT qualification and domestically-controlled REIT status, or under applicable federal or state securities laws.

COMPARISON OF THE OWNERSHIP OF UNITS AND COMMON SHARES

      An investment in our common shares is substantially equivalent economically to an investment in units in EOP Partnership. There are, however, some differences between ownership of units and ownership of common shares, some of which may be material to investors.

      The comparisons below are intended to assist unitholders in understanding how their investment will be changed if their units are redeemed for common shares.

Form of Organization and Assets Owned

      EOP Partnership. EOP Partnership is a Delaware limited partnership. EOP Partnership owns interests, directly and through subsidiaries, in our properties and, through subsidiaries, conducts our management business.

      Equity Office. Equity Office is a Maryland real estate investment trust. Equity Office has elected to be taxed as a REIT under the Internal Revenue Code and intends to maintain its qualification as a REIT. Our only significant asset is our interest in EOP Partnership, which gives us an indirect investment in the properties owned by EOP Partnership. Under the partnership agreement of EOP Partnership, we generally may not conduct any business other than in connection with the ownership, acquisition and disposition of interests in, and management of the business of, EOP Partnership.

Issuance of Additional Equity

      EOP Partnership. Equity Office is authorized to cause EOP Partnership to issue additional partnership units or interests to its partners, including Equity Office and its affiliates, or other persons. These units may be issued in one or more classes or in one or more series of any class, with designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to those of the class A common units, as determined by Equity Office in its sole and absolute discretion without the approval of any limited partner, subject to the limitations described below.

      No partnership unit or interest may be issued to Equity Office as general partner or limited partner unless:

•	EOP Partnership issues the units or other partnership interests in connection with the grant, award or issuance of shares or other equity interests in Equity Office having designations, preferences and other rights so that the economic interests attributable to the newly issued shares or other equity interests are substantially similar to the designations, preferences and other rights, of the EOP Partnership units or other partnership interests issued to Equity Office, and Equity Office contributes to EOP Partnership the proceeds from the issuance of the shares or other equity interests received by Equity Office; or

•	EOP Partnership issues the additional EOP Partnership units or other partnership interests to all partners holding EOP Partnership units or other partnership interests in the same class or series in proportion to their respective percentage interests in that class or series.

      At the election of Equity Office, in its sole and absolute discretion, EOP Partnership may issue either class A units or class B units to newly admitted partners. The major difference between class A units and class B units is that the class A units receive a full distribution of any cash distributed by EOP Partnership with respect to its units, without any proration to take into account the number of days that the class A units were outstanding, while distributions to the class B units are prorated based upon the number of days in the applicable distribution period that the class B units were outstanding. Class B units automatically convert into Class A units at the end of any such distribution period, and any EOP Partnership unit that is not specifically designated by Equity Office as being of a particular class will be deemed to be a class A unit.

      Partners of EOP Partnership are not required to make additional capital contributions to EOP Partnership unless they have entered into a separate agreement, generally referred to as a deficit restoration obligation, that requires additional contributions upon liquidation of EOP Partnership. However, Equity Office generally is required to contribute net proceeds of any sale of equity interests in Equity Office to EOP Partnership in exchange for additional partnership units, as described above. Former limited partners in Spieker Partnership that entered into a deficit restoration obligation with Spieker Partnership prior to the Spieker merger were granted the right to make a similar undertaking to EOP Partnership at the time of the Spieker merger. In addition, specified former limited partners of Spieker Partnership have a limited opportunity to make new deficit restoration obligation commitments to EOP Partnership under specified circumstances in the future.

      As of the date of this prospectus, EOP Partnership had the following units issued and outstanding:

•	468,970,439 class A units;

•	7,994,000 series A preferred units;

•	5,990,000 series B preferred units; and

•	4,562,900 series C preferred units.

•	4,250,000 series D preferred units.

•	6,000,000 series E preferred units.

•	4,000,000 series F preferred units.

      As of the date of this prospectus, Equity Office owned all of the series A, series B, series C, series D, series E and series F preferred units and 87.8% of the class A units.

      Equity Office. The authorized shares of beneficial interest of Equity Office consist of 750,000,000 common shares, par value $.01 per share, and 100,000,000 preferred shares, of which 8,000,000 shares are designated as “8.98% Series A cumulative redeemable preferred shares,” 7,000,000 shares are designated as “5.25% Series B convertible, cumulative preferred shares,” 4,600,000 shares are designated as “8 5/8% series C cumulative redeemable preferred shares of beneficial interest,” 4,250,000 shares are designated as “Series D Cumulative, Redeemable Preferred Shares (par value $.01 per share),” 6,000,000 shares are designated as “Series E Cumulative, Redeemable Preferred Shares (par value $.01 per share),” and 4,000,000 shares are designated as “Series F Cumulative Redeemable Preferred Shares (par value $.01 per share).”

      Under the Equity Office declaration of trust, the Equity Office board of trustees has the authority to issue authorized but unissued common shares or preferred shares in one or more classes or series without shareholder approval. The Equity Office board of trustees also is authorized to reclassify authorized but unissued common shares into preferred shares, and authorized but unissued preferred shares into common shares, without shareholder approval. Subject to an express provision to the contrary in the terms of any class or series of authorized shares, under the Equity Office declaration of trust the board of trustees also has the power to divide or combine the outstanding shares of any class or series, without shareholder approval. Notwithstanding the foregoing, under the articles supplementary establishing the outstanding series A, series B, series C, series D, series E and series F preferred shares of Equity Office, the board of trustees may not authorize, create or increase the authorized amount of any class or series of shares ranking with respect to the payment of distributions or upon liquidation before:

•	the outstanding series A, series B and series C shares without the approval of holders of two-thirds of the outstanding shares of these series of preferred shares voting together as a single class; and

•	the outstanding series D, series E and series F shares without the approval of a majority of the outstanding shares of each of these series of preferred shares.

      As of the date of this prospectus, there were issued and outstanding 411,907,094 Equity Office common shares, 7,994,000 Equity Office series A preferred shares, 5,990,000 Equity Office series B preferred shares and 4,562,900 Equity Office series C preferred shares, 4,250,000 Equity Office series D preferred shares, 6,000,000 Equity Office series E preferred shares and 4,000,000 Equity Office series F preferred shares.

Borrowing Policies

      EOP Partnership. EOP Partnership has no restrictions on borrowings, and we are authorized to borrow money on behalf of EOP Partnership. Our board of trustees has adopted a policy that currently limits the debt-to-total market capitalization ratio of EOP Partnership to 50% or less, but the board of trustees may alter this policy at any time.

      Equity Office. Under the partnership agreement of EOP Partnership, we may not incur any debt except for debt the net proceeds of which we lend to EOP Partnership, provided that we would not be obligated to lend the net proceeds of any such debt to EOP Partnership in a manner that would be inconsistent with our ability to remain qualified as a REIT. Therefore, it is our policy not to incur indebtedness other than short-term trade, employee compensation, distributions payable or similar indebtedness that will be paid in the ordinary course of business, and that indebtedness will instead be incurred by EOP Partnership to the extent necessary to fund the business activities conducted by EOP Partnership.

Management Control

      EOP Partnership. Except as otherwise expressly provided in the partnership agreement of EOP Partnership, the business and affairs of EOP Partnership are managed by Equity Office, which has the exclusive right and full authority and responsibility to manage and operate the partnership’s business. Limited partners do not have any right to participate in or exercise control or management power over the business and affairs of EOP Partnership or the power to sign documents for or otherwise bind EOP Partnership. Equity Office has full power and authority to do all things it deems necessary or desirable to conduct the business of EOP Partnership. However, the consent of the limited partners to some limited matters is necessary in limited circumstances. In particular, Equity Office is under no obligation to consider the tax consequences to limited partners when making decisions as general partner of EOP Partnership. The limited partners have no power to remove Equity Office as general partner. Equity Office, however, may not take any action that is contrary to an express limitation or prohibition in the partnership agreement of EOP Partnership without the written consent of:

•	all partners adversely affected; or

•	the lower percentage of the limited partners as may be specifically provided for in the partnership agreement of EOP Partnership.

      Equity Office. The board of trustees has exclusive control over our business and affairs. The policies adopted by the board of trustees generally may be altered or eliminated without a vote of our shareholders. Accordingly, except for their vote in the elections of trustees, shareholders will have no control over our ordinary business policies.

      The Equity Office declaration of trust provides for a minimum of nine and a maximum of 16 trustees, with the number of trustees within this range established by a majority vote of the board of trustees as provided in the Equity Office bylaws. Under the Equity Office bylaws, except during the period in which a vacancy exists, at least two-thirds of the Equity Office trustees must be persons who are not executive officers of Equity Office or persons affiliated with Samuel Zell or his affiliates. As permitted by Maryland law, the Equity Office declaration of trust also divides the Equity Office board of trustees into three classes, with classes being elected to three-year terms on a rotating basis. Under the Equity Office declaration of trust, (a) subject to the rights of one or more classes or series of preferred shares to elect one or more trustees, a trustee may be removed at any time, only with cause, at a meeting of the shareholders by the affirmative vote of the holders of not less than a majority of the shares then outstanding and entitled to vote generally in the election of trustees, and (b) subject to the rights of holders of any class or series of preferred shares, each vacancy on the board of trustees, including a vacancy resulting from an increase in the number of trustees, may be filled only by the affirmative vote of a majority of the remaining trustees in office, even if the remaining trustees do not constitute a quorum. Any trustee elected to fill a vacancy will hold office for the remainder of the full term of the class of trustees in which the vacancy occurred and until a successor is elected and qualifies.

      The holders of the outstanding shares of series A, series B, series C, series D, series E, series F preferred shares of Equity Office are entitled, voting together as a single class, to elect a total of two trustees to the Equity Office board of trustees at any time distributions on the preferred shares were in arrears for six or more quarterly periods.

Fiduciary Duties

      EOP Partnership. Under Delaware law, we, as general partner of EOP Partnership, are accountable to EOP Partnership as a fiduciary and, consequently, are required to exercise good faith and integrity in all dealings with respect to partnership affairs. Under the partnership agreement, however, we are under no obligation to consider the tax consequences to, or separate interests of, the limited partners in deciding whether to cause EOP Partnership to take or decline to take any actions. We are not liable for monetary damages for losses sustained, liabilities incurred, or benefits not derived by the limited partners in connection with such decisions, provided that we have acted in good faith.

      Equity Office. Maryland law provides protection for Maryland real estate investment trusts against unsolicited takeovers by protecting the board of trustees with regard to actions taken in a takeover context. Maryland law provides that the duties of trustees will not require them to:

•	accept, recommend or respond to any proposal by a person seeking to acquire control of Equity Office;

•	authorize Equity Office to redeem any rights under, modify or render inapplicable a shareholder rights plan;

•	make a determination under the Maryland Business Combination Act or the Control Share Acquisition Statute, as described below;

•	elect to be subject to any or all of the “elective provisions” described below; or

•	act or fail to act solely because of:

—	the effect the act or failure to act may have on an acquisition or potential acquisition of control; or

—	the amount or type of consideration that may be offered or paid to shareholders in an acquisition.

      Maryland law also establishes a presumption that the act of a trustee satisfies the required standard of care. In the case of a Maryland corporation, a director must perform his or her duties in good faith, in a manner that is in the best interests of the corporation and with the care of an ordinarily prudent person under similar circumstances. In the case of a Maryland real estate investment trust, the standard of care is not explicitly addressed in the statute. In addition, an act of a trustee relating to or affecting an acquisition or a potential acquisition of control is not subject under Maryland law to a higher duty or greater scrutiny than is applied to any other act of a director or trustee. This provision creates a Maryland rule which is less exacting than case law in many other jurisdictions which (a) imposes an enhanced level of scrutiny when a board implements anti-takeover measures in a change of control context; and (b) shifts the burden of proof to directors to show that the defensive mechanism adopted by a board is reasonable in relation to the threat posed.

      Maryland law also provides that the duty of a trustee is only enforceable by the trust or in the right of the trust. A shareholder suit to enforce the duty of a trustee, therefore, can only be brought derivatively.

      Maryland law expressly codifies the authority of Maryland real estate investment trusts to include in their declaration of trusts a provision that allows the board of trustees to consider the effect of a potential acquisition of control on shareholders, employees, suppliers, customers, creditors and communities in which offices or other establishments of the trust are located. The Equity Office declaration of trust does not include a provision of this type. Maryland law also provides, however, that the inclusion or omission of such a provision in the declaration of trust of a Maryland real estate investment trust allowing the board of trustees to consider the effect of a potential acquisition of control on the foregoing constituencies does not create an inference concerning factors that may be considered by the board of trustees regarding a potential acquisition of control.

Management Liability and Indemnification

      EOP Partnership. EOP Partnership will indemnify, to the fullest extent provided by law, any person or entity made a party to a proceeding by reason of its status as a general partner, a limited partner or a trustee, director or officer of Equity Office or EOP Partnership and any other persons or entities as Equity Office may designate, in its sole discretion, from and against any and all losses, claims, damages, liabilities, joint or several, and expenses. Expenses include, without limitation, attorneys’ fees and other legal fees and expenses, judgments, fines, settlements and other amounts arising from or in connection with any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, incurred by the indemnitee and relating to EOP Partnership or Equity Office or the operation of, or the ownership of property by, either Equity Office or EOP Partnership, as described in the partnership agreement of EOP Partnership, in which the indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established by a final determination of a court of competent jurisdiction that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

      Any indemnification will be made only out of the assets of EOP Partnership and any insurance proceeds from the liability policy covering Equity Office or EOP Partnership. Indemnitees, Equity Office, and limited partners will have no obligation to contribute to the capital of EOP Partnership or otherwise provide funds to enable EOP Partnership to fund its indemnity obligations.

      EOP Partnership is obligated to advance amounts to an indemnitee for expenses upon receipt of:

•	a written affirmation of the indemnitee that it believes it has met the standard of conduct necessary to entitle it to indemnification; and

•	a written undertaking of the indemnitee that it will repay any advances if it shall be ultimately determined that the indemnitee did not meet the appropriate standard of conduct.

      These indemnification rights are in addition to any other rights afforded to an indemnitee under any other agreement, by vote of the partners, under applicable law or otherwise. These rights will continue as to an indemnitee who has ceased to serve unless otherwise provided in a written agreement under which indemnitees are indemnified. EOP Partnership is authorized to purchase and maintain insurance on behalf of the indemnitees with respect to the foregoing matters.

      EOP Partnership will be deemed to have requested an indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to EOP Partnership also imposes duties on it, or otherwise involves services by it, to the plan or participants or beneficiaries of the plan. Excise taxes assessed on an indemnitee with respect to an employee benefit plan according to applicable law will constitute fines. Actions taken or omitted by the indemnitee with respect to an employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan will be deemed to be for a purpose which is not opposed to the best interests of EOP Partnership.

      An indemnitee will not be denied indemnification in whole or in part because the indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of the partnership agreement of EOP Partnership.

      Equity Office. Maryland law generally permits a Maryland real estate investment trust to indemnify any person made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that the person is or was a trustee, officer, employee or agent of the trust or any predecessor entity, or is or was serving at the request of the trust or predecessor entity as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, unless it is established that:

•	the act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the person actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful.

      Under Maryland law, indemnity may be provided against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the person in connection with the proceeding. The indemnification may be provided, however, only if authorized for a specific proceeding after a determination has been made that indemnification is permissible in the circumstances because the person met the applicable standard of conduct. This determination is required to be made:

•	by the board of trustees by a majority vote of a quorum consisting of trustees not, at the time, parties to the proceeding;

•	if such quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more trustees not, at the time, parties to the proceeding;

•	by special legal counsel; or

•	by the shareholders.

      If the proceeding is one by or in the right of the trust, indemnification may not be provided as to any proceeding in which the person is found liable to the trust.

      A Maryland real estate investment trust may pay, before final disposition, the expenses, including attorneys’ fees, incurred by a trustee, officer, employee or agent in defending a proceeding. Under Maryland law, expenses may be advanced to a trustee or officer when the trustee or officer gives an undertaking to the trust to repay the amounts advanced if it is ultimately determined that he or she is not entitled to indemnification. Maryland law does not require that the undertaking be secured and the undertaking may be accepted without reference to the financial ability of the trustee or officer to repay the advance. A Maryland trust is required to indemnify any trustee who has been successful, on the merits or otherwise, in defense of a proceeding for reasonable expenses. The determination as to reasonableness of expenses is required to be made in the same manner as required for indemnification.

      Under Maryland REIT law, the indemnification and advancement of expenses provided by statute are not exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders, vote of trustees or otherwise.

      Under the Equity Office bylaws, Equity Office is required to indemnify and advance expenses to present and former trustees and officers, and may indemnify employees and agents, of Equity Office and its predecessors. The Equity Office bylaws also provide for mandatory indemnification and advancement of expenses to present and former shareholders of Equity Office or its predecessors made a party to a proceeding by reason of their status.

      The partnership agreement of EOP Partnership also provides for indemnification of Equity Office and its officers and trustees to the same extent that indemnification is provided to officers and trustees of Equity Office in its declaration of trust, and limits the liability of Equity Office and its officers and trustees to EOP Partnership and its respective partners to the same extent that the Equity Office declaration of trust limits the liability of the officers and trustees of Equity Office to Equity Office and its shareholders.

Voting Rights

      EOP Partnership. Limited partners have voting rights only as to the dissolution of EOP Partnership, the sale of all or substantially all of the assets of EOP Partnership and certain amendments to the partnership agreement. Otherwise, we make all decisions relating to the operation and management of EOP Partnership. As of the date of this prospectus, we owned approximately 87.8% of the common and preferred units of EOP Partnership. As partners have units redeemed, or if we acquire additional units in exchange for the proceeds of offerings of our securities, our percentage ownership of the units will increase. If additional units are issued to third parties, our percentage ownership of the units will decrease.

      Equity Office. Each holder of Equity Office common shares is entitled to one vote per share and to the same and identical voting rights as other holders of Equity Office common shares. Holders of Equity Office common shares do not have cumulative voting rights. Except as provided in articles supplementary establishing a series of Equity Office preferred shares or required by law, holders of Equity Office preferred shares do not have any voting rights.

Amendment of Partnership Agreement of EOP Partnership and Declaration of Trust or Bylaws of Equity Office

      EOP Partnership. Amendments to the partnership agreement of EOP Partnership may be proposed by Equity Office or by limited partners owning at least 25% of the total partnership interests. In general, the partnership agreement of EOP Partnership may be amended only with the approval of Equity Office and limited partners holding a majority of the partnership interests held by the limited partners, including Equity Office. Equity Office has the power, without the consent of the limited partners, to amend the partnership agreement of EOP Partnership as may be required:

•	to add to the obligations of Equity Office or surrender any right or power granted to Equity Office or any affiliate of Equity Office for the benefit of the limited partners;

•	to reflect the admission, substitution, termination or withdrawal of partners in compliance with the partnership agreement of EOP Partnership;

•	to declare the designations, rights, powers, duties and preferences of the holders of any additional partnership interests issued in accordance with the authority granted to Equity Office;

•	to reflect a change that does not affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement of EOP Partnership not inconsistent with law or with other provisions of the partnership agreement of EOP Partnership, or make other changes with respect to matters arising under the partnership agreement of EOP Partnership that will not be inconsistent with law or with the provisions of the partnership agreement of EOP Partnership; and

•	to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal, state or local law.

      The approval of a majority of the partnership interests held by limited partners other than Equity Office is necessary to amend provisions regarding, among other things:

•	the issuance of partnership interests in general and the restrictions imposed on the issuance of additional partnership interests to Equity Office in particular;

•	distribution requirements with respect to the EOP Partnership class A units if Equity Office is not publicly traded;

•	the prohibition against removal of Equity Office by the limited partners;

•	restrictions on Equity Office’s power to conduct businesses other than owning partnership interests of EOP Partnership and the relationship of Equity Office shares to the partnership units;

•	limitations on transactions with affiliates;

•	the liability of Equity Office for monetary damages to EOP Partnership;

•	partnership consent requirements for the sale of substantially all of the assets of EOP Partnership; or

•	the transfer of partnership interests held by Equity Office, the admission and rights of substituted limited partners or the dissolution of EOP Partnership.

      Any amendment of the provision of the partnership agreement of EOP Partnership which allows the voluntary dissolution of EOP Partnership before December 31, 2046 can be made only with the approval of 90% of the outstanding partnership interests, including partnership interests held by Equity Office.

      Amendments to the partnership agreement of EOP Partnership that would, among other things:

•	convert a limited partner’s interest into a general partner’s interest;

•	modify the limited liability of a limited partner;

•	alter the interest of a partner in profits or losses, or the right to receive any distributions, except as permitted under the partnership agreement of EOP Partnership with respect to the admission of new partners or the issuance of additional EOP Partnership units; or

•	alter the unit redemption right of the limited partners of EOP Partnership,

must be approved by each limited partner that would be adversely affected by the amendment.

      Equity Office. Under Maryland law and the Equity Office declaration of trust, the trustees, by a two-thirds vote, may at any time amend the declaration of trust solely to enable Equity Office to qualify as a REIT under the Internal Revenue Code or as a real estate investment trust under Maryland law, without action by Equity Office shareholders. The Equity Office board of trustees also may amend the declaration of trust to set the terms of one or more series of preferred shares without action by holders of Equity Office common shares. Other amendments to the declaration of trust must first be declared advisable by the board of trustees and thereafter must be approved by shareholders by the affirmative vote of not less than two-thirds of all votes entitled to be cast, or, in the case of amendments to the declaration of trust in connection with mergers and other specified business combinations or that involve an increase or decrease in the number of authorized common shares or preferred shares, not less than a majority of all votes entitled to be cast.

      Under the articles supplementary for the series A, B, C, D, E and F preferred shares of Equity Office, the approval of holders of each preferred series by a two-thirds class vote would be required for:

•	any amendment, alteration or repeal of provisions of the declaration of trust, whether by merger, consolidation, or otherwise, so as to materially and adversely affect any right, preferences, privileges or voting power of the outstanding series of preferred shares.

      Under the articles supplementary for the series A, B and C preferred shares of Equity Office, the approval of holders of each preferred series by a two-thirds class vote and for the series D, E and F preferred shares of Equity Office, the approval of holders of each preferred series by a majority vote would be required for:

•	the authorization, creation or increase in the authorized or issued amount of any class or series of Equity Office shares ranking before the outstanding preferred series as to distributions or upon liquidation.

      The Equity Office bylaws provide that the power to amend, repeal or adopt new bylaws is vested exclusively with the board of trustees, except that any amendments by the board of trustees to the bylaw provisions relating to meetings of shareholders, the minimum and maximum number of trustees, and the requirement that at least two-thirds of the trustees must be persons who are not executive officers of Equity Office or persons affiliated with Samuel Zell or his affiliates are subject to the approval of shareholders by vote of a majority of the votes cast.

Vote Required to Dissolve EOP Partnership or Equity Office

      EOP Partnership. Through December 31, 2046, we cannot elect to dissolve EOP Partnership without the consent of limited partners, including Equity Office, who hold at least 90% of the outstanding units. After December 31, 2046, we cannot elect to dissolve EOP Partnership without the consent of a majority of the limited partners.

      Equity Office. The Equity Office declaration of trust permits the termination of the existence of Equity Office if approved by the affirmative vote of the holders of not less than two-thirds of the outstanding Equity Office shares entitled to vote on the matter. In addition, the board of trustees may terminate the status of Equity Office as a REIT under the Internal Revenue Code for any taxable year without a vote of the holders of Equity Office common or preferred shares.

Mergers, Consolidations and Sales of Assets

      EOP Partnership. A sale of all or substantially all of the assets of EOP Partnership in a single transaction or a series of related transactions, including by way of a merger, consolidation or other combination of EOP Partnership with another entity, will require the following:

•	if the transaction is in connection with a similar transaction involving Equity Office which has also been approved by a majority of the outstanding EOP Partnership units, including EOP Partnership units held directly or indirectly by Equity Office, and in connection with which all limited partners have the right to receive consideration which, on a per unit basis, is equivalent in value to the consideration to be received by the shareholders of Equity Office on a per share basis, approval by a majority of the outstanding EOP Partnership units, including EOP Partnership units held directly or indirectly by Equity Office; or

•	in the case of any other transaction, the approval of a majority of the outstanding EOP Partnership units held by persons or entities other than Equity Office and some of its affiliates.

      Equity Office. Under Maryland REIT law, a merger involving a Maryland real estate investment trust generally requires approval by the affirmative vote of not less than two-thirds of all votes entitled to be cast on the matter, unless the declaration of trust specifies a greater or lesser percentage, but not less than a majority of all votes entitled to be cast. No shareholder approval is required for 90% owned subsidiary mergers or by shareholders of a Maryland successor trust if the merger does not reclassify or change the outstanding shares or otherwise amend the declaration of trust and the number of shares to be issued in the merger is not more than 20% of the number of its shares of the same class or series outstanding immediately before the merger is completed. The Equity Office declaration of trust specifies that the affirmative vote of shareholders of not less than a majority of all votes entitled to be cast is required to approve mergers for which a shareholder vote is required under Maryland law.

      Maryland REIT law does not address the requirements for the approval by shareholders of a consolidation or sale of all or substantially all of the assets of a real estate investment trust. However, the Equity Office declaration of trust requires that a majority of the Equity Office shares entitled to vote on the matter must approve a consolidation of Equity Office into one or more other entities or the sale of all or substantially all of the assets of Equity Office outside the ordinary course of business. Under the Equity Office declaration of trust, the mortgage, pledge or other creation of a security interest in any or all of the assets of Equity Office, whether or not in the ordinary course of business, as well as the sale of all or substantially all of the assets of Equity Office to a majority owned subsidiary or as a distribution to shareholders, is not deemed to be a sale requiring shareholder approval.

Dissenters’ Rights

      EOP Partnership. Partners of EOP Partnership do not have dissenters’ rights. Under Delaware law, a partnership agreement or an agreement of merger or consolidation may provide that contractual appraisal rights with respect to a partnership interest or another interest in a limited partnership will be available for any class or group of partners in connection with any amendment of a partnership agreement, any merger or consolidation in which the limited partnership is a constituent party, or the sale of all or substantially all of the limited partnership’s assets. The partnership agreement of EOP Partnership, however, does not provide for appraisal rights.

      Equity Office. Maryland law applicable to Maryland real estate investment trusts provides dissenters’ rights for any shareholder who objects to a merger to the same extent as a Maryland corporation’s stockholders would enjoy dissenters’ rights. The shareholder has the right to demand and receive payment of the fair value of his or her shares, unless:

•	the shares are listed on a national securities exchange or are designated as a national market security on the interdealer quotation system of the National Association of Securities Dealers, Inc. on the record date for determining shareholders entitled to vote on the merger; or

•	the shares are those of a successor entity, as long as the merger does not alter the contract rights of the shares as expressly provided by the declaration of trust and the shares are converted in whole or in part in the merger into stock, including preferred stock, of the successor entity or cash, scrip, or other rights or interests arising out of the treatment of fractional shares.

Liability of Investors

      EOP Partnership. The liability of the limited partners for EOP Partnership’s debts and obligations is generally limited to the amount of their investment in EOP Partnership, together with an interest in undistributed income, if any. No partner will be required to make additional capital contributions to EOP Partnership, except that Equity Office generally is required to contribute net proceeds of the sale of Equity Office common shares and other equity interests to EOP Partnership. Neither Equity Office nor any other limited partner will be required to pay EOP Partnership any deficit or negative balance that may exist in its account unless a partner otherwise agrees. Units, upon issuance, will be fully paid and nonassessable.

      Equity Office. Under Maryland law, shareholders are not personally liable for our debts or obligations. Common shares, upon issuance, will be fully paid and nonassessable.

Review of Investor Lists

      EOP Partnership. Limited partners, upon written demand with a statement of the purpose of the demand and at the limited partner’s expense, are entitled to obtain a current list of the name and last known business, residence or mailing address of each limited partner of EOP Partnership.

      Equity Office. Under Maryland law, a shareholder holding at least 5% of our outstanding shares may upon written request inspect and copy our shareholder list during usual business hours.

Nature of Investment

      EOP Partnership. The units constitute equity interests entitling each limited partner to a proportionate share of cash distributions made to the limited partners of EOP Partnership.

      Equity Office. Our common shares constitute equity interests in us. We are entitled to receive our proportionate share of distributions made by EOP Partnership with respect to the units, and each shareholder is entitled to a proportionate share of any dividends or distributions paid with respect to the common shares. The dividends payable to the shareholders are not fixed in amount and are only paid if, when and as declared by the board of trustees. In order to qualify as a REIT, we are currently required to distribute annually at least 90% of our net taxable income, excluding any net capital gain. Any taxable income, including capital gains, not distributed will be subject to corporate income tax.

Meetings and Advance Notice Provisions for Shareholder Nominations and Shareholder New Business Proposals

      EOP Partnership. Meetings of the partners may be called by Equity Office by written request by limited partners holding 25% or more of the partnership interests. The call must state the nature of the business to be transacted. Notice of any meeting is required to be given to all partners not less than seven days nor more than 30 days before the date of the meeting. Partners may vote in person or by proxy at the meeting. Whenever the vote or consent of partners is permitted or required under the partnership agreement of EOP Partnership, this vote or consent may be given at a meeting of partners. Except as otherwise expressly provided in the partnership agreement of EOP Partnership, the consent of a majority of the percentage interests held by limited partners, including limited partnership interests held by Equity Office, shall control.

      Any action required or permitted to be taken at a meeting of the partners may be taken without a meeting if a written consent showing the action taken is signed by a majority of the percentage interests of the partners or another percentage as required by the partnership agreement of EOP Partnership.

      Equity Office. The Equity Office bylaws provide that special meetings of shareholders may be called by the chairman of the board, the president or one-third of the trustees. Special meetings of shareholders also may be called by the holders of shares entitled to cast not less than a majority of all the votes entitled to be cast at a special meeting of shareholders.

      The Equity Office bylaws permit any action required or permitted to be taken at a meeting of shareholders to be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by shareholders entitled to cast a sufficient number of votes to approve the matter.

      The Equity Office bylaws require advance written notice for shareholders to nominate a trustee or bring other business before a meeting of shareholders.

      For an annual meeting, a shareholder must deliver notice to the secretary of Equity Office not later than the close of business on the 60th day nor earlier than the close of business on the 90th day before the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the applicable anniversary date of the prior year’s annual meeting, or the meeting is a special meeting of shareholders at which trustees will be elected, notice by the shareholder must be given not earlier than the close of business on the 90th day before the meeting and not later than the close of business on the later of the 60th day before the meeting or the tenth day following the day on which public announcement of the date of the meeting is first made by Equity Office.

      The Equity Office bylaws contain detailed requirements for the contents of shareholder notices of trustee nominations and new business.

Distributions and Dividends

      EOP Partnership. The partnership agreement of EOP Partnership requires the distribution of available cash on at least a quarterly basis. Available cash is net operating cash flow plus any reduction in reserves and minus interest and principal payments on debt, all cash expenditures (including capital expenditures), any additions to reserves and other adjustments, as determined by Equity Office in its sole discretion. EOP Partnership makes distributions to all partners who are partners on the record date for the distribution in the following order:

•	first, to each partner, including Equity Office, who holds a partnership interest of a class or series that is entitled to a preference according to the rights of that class or series of partnership interest; and

•	second, to the extent that there is available cash after payment of any preferences, to the partners who hold a partnership interest that is not entitled to a preference in distribution, including class A units and class B units, pro rata to each class or series and, within each class or series, in proportion to the partner’s percentage share of that class or series.

      Unless otherwise specifically agreed to by Equity Office in the partnership agreement of EOP Partnership or an agreement at the time a new class or series is created, no partnership interest will be entitled to a distribution in preference to any other. As a general rule, distributions payable with respect to any class A units that were not outstanding during the entire quarterly or shorter period on which the distribution is based will not be prorated based on the portion of the period that these units were outstanding, but distributions paid with respect to class B units will be prorated. An EOP Partnership partner in any event will not receive a distribution of available cash with respect to a partnership unit if the partner is entitled to receive a distribution out of that same available cash with respect to an Equity Office share for which that partnership unit has been exchanged in connection with the exercise of a unit redemption right.

      Equity Office will make reasonable efforts, as determined by it in its sole and absolute discretion and consistent with Equity Office’s qualification as a REIT, to distribute available cash:

•	to the limited partners so as to preclude the distribution from being treated as part of a disguised sale for federal income tax purposes; and

•	to all units so that the amount distributed to Equity Office is sufficient to enable Equity Office to pay shareholder dividends that will:

—	satisfy the requirements for qualifying or reelecting as a REIT; and

—	avoid any federal income or excise tax liability for Equity Office.

      If Equity Office is not publicly traded, EOP Partnership will make cash distributions with respect to class A units at least annually for each taxable year of EOP Partnership beginning before July 11, 2012 in an aggregate amount that reflects at least 95% of EOP Partnership’s taxable income for that year allocable to the class A units.

      Equity Office. The Equity Office declaration of trust provides that the trustees will endeavor to declare and pay distributions as necessary for Equity Office to qualify as a REIT under the Internal Revenue Code. However, shareholders do not have any right to a distribution unless and until authorized and declared by the Equity Office board of trustees. Distributions may not be paid on the Equity Office common shares unless all accrued but unpaid distributions on each outstanding series of preferred shares of Equity Office have been declared and paid or set apart for payment. Payments of distributions by Equity Office are not limited by any rules concerning the capital or surplus of Equity Office or the par value of the Equity Office shares.

Transfers

      EOP Partnership. Equity Office generally may not transfer any of its partnership interests, including any of its limited partnership interests, except in connection with a merger, consolidation or other combination with or into another person, a sale of all or substantially all of its assets or any reclassification, recapitalization or change of its outstanding shares. Equity Office may engage in such a transaction only if the transaction has been approved by the consent of the partners holding at least a majority of the then outstanding EOP Partnership units, including any EOP Partnership units held by Equity Office and in connection with which all limited partners have the right to receive consideration which, on a per unit basis, is equivalent in value to the consideration to be received by the shareholders of Equity Office, on a per share basis. Equity Office will not withdraw from EOP Partnership except in connection with a transaction as described in the preceding sentence.

      A limited partner may transfer, with or without the consent of Equity Office, all or any portion of its partnership interest or rights as a limited partner:

•	to Equity Office;

•	to an affiliate of the limited partner

•	to another original limited partner;

•	to an immediate family member;

•	to a trust for the benefit of a charitable beneficiary or to a charitable foundation; or

•	by pledge to a lending institution, which is not an affiliate of the limited partner, as collateral or security for a bona fide loan or other extension of credit.

      In addition to the transfers permitted above, each limited partner shall have the right to transfer all or any portion of its partnership interest to other transferees provided that:

•	the transferring partner shall give written notice of the proposed transfer to Equity Office, and Equity Office shall have declined to purchase the partnership interest on the proposed terms; and

•	the transfer is made only to an “accredited investor,” as that term is defined in Rule 501 under the Securities Act.

      However, in any transfer of a limited partnership interest described above, it is a condition to the proposed transfer that:

•	the transferee assumes by operation of law or express agreement all of the obligations of the transferor limited partner under the partnership agreement with respect to such transferred partnership interest;

•	the transfer shall not relieve the transferor partner of its obligations under the partnership agreement without the approval of Equity Office, in its reasonable discretion; and

•	the transfer shall be subject to any and all ownership limitations contained in the Equity Office declaration of trust.

      Equity Office may prohibit any transfer of partnership units by a limited partner unless it receives a written opinion of legal counsel that the transfer would not require filing of a registration statement under the Securities Act or would not otherwise violate any federal, or state securities laws or regulations applicable to the partnership or the partnership units. Further, no transfer of partnership units by a limited partner may be made if, in the opinion of legal counsel for the partnership:

•	the transfer would result in the partnership being treated as an association taxable as a corporation for federal income tax purposes or would result in a termination of the partnership for federal income tax purposes; or

•	the transfer would adversely affect the ability of Equity Office to continue to qualify as a REIT or would subject Equity Office to certain additional taxes or would subject the partnership to adverse tax consequences.

      Except with the consent of Equity Office to the admission of the transferee as a limited partner, no transferee shall have any rights by virtue of the transfer other than the rights of an assignee, and will not be entitled to vote the partnership units in any matter presented to the limited partners for a vote. Equity Office will, however, have the right to consent to the admission of a transferee of the interest of a limited partner, which consent may be given or withheld by Equity Office in its sole and absolute discretion.

      In the case of a proposed transfer of units to a lender to EOP Partnership or any person related to the lender whose loan constitutes a nonrecourse liability, the transferring partner must obtain the consent of Equity Office.

      Equity Office. Our common shares generally are freely transferable, subject to the ownership limits contained in our declaration of trust. The common shares are listed on the New York Stock Exchange, and a public market for the common shares exists. The breadth and strength of this secondary market will depend, among other things, upon the number of shares outstanding and the number of shares available for future sale, the extent of institutional investor interest in Equity Office, our financial results and prospects, the general interest in us and in our real estate investments, and the dividend yield of our common shares compared to that of other debt and equity securities.

Taxation

      EOP Partnership. EOP Partnership is not subject to federal income taxes. Instead, each holder of units includes his allocable share of EOP Partnership’s taxable income or loss in determining his individual federal income tax liability.

      Income and losses of EOP Partnership are subject to the “passive activity” limitations for most unitholders, which means generally that EOP Partnership income can only be offset by losses and deductions from the unitholder’s other passive activities and, similarly, that EOP Partnership losses and deductions can only be used to offset a unitholder’s income from other passive activities. Generally, passive activities are activities or investments in which the taxpayer does not materially participate, which would include the ownership of interests in EOP Partnership. If EOP Partnership were classified as a publicly traded partnership under the Internal Revenue Code, any losses or deductions allocable to an EOP Partnership unitholder could be used only against gains or income of EOP Partnership and could not be used to offset passive income from other passive activities. Similarly, any EOP Partnership income or gain allocable to an EOP Partnership unitholder could not be offset with losses from other passive activities of the unitholder.

      Cash distributions from EOP Partnership are not taxable to a holder of units except to the extent they exceed the holder’s basis in his interest in EOP Partnership, which includes the holder’s allocable share of EOP Partnership’s debt.

      Each year, each holder of units receives a Schedule K-1 tax form containing detailed tax information for inclusion in preparing its federal income tax return.

      Holders of units are required, in some cases, to file state income tax returns and/or pay state income taxes in the states in which EOP Partnership owns property, even if they are not residents of those states.

      Equity Office. We have elected to be taxed as a REIT. So long as we qualify as a REIT, we will be permitted to deduct dividends paid to our shareholders, which effectively will reduce the “double taxation” that typically results when a corporation earns income and distributes that income to its shareholders in the form of dividends. Our taxable REIT subsidiaries, however, are subject to federal income tax on their net income at normal corporate rates. The maximum effective tax rate for corporations under current law is 35%.

      Dividends we pay will be treated as “portfolio” income and cannot be offset with losses from “passive activities.”

      Distributions we make to our taxable domestic shareholders out of current or accumulated earnings and profits that are not designated as capital gain dividends will be taken into account by them as ordinary income. Distributions in excess of current or accumulated earnings and profits will be treated as a non-taxable return of basis to the extent of a shareholder’s adjusted basis in its common shares, with the excess taxed as capital gain. Distributions that are designated as capital gain dividends generally will be taxed as gains from the sale or exchange of a capital asset held for more than one year, to the extent they do not exceed our actual net capital gain for the taxable year. We may elect to require our shareholders to include our undistributed net capital gains in their income. If we so elect, shareholders would include their proportionate share of such gains in their income and be deemed to have paid their share of the tax paid by us on such gains.

      Each year, each shareholder receives a Form 1099-DIV containing information regarding dividends paid to the shareholder for use in preparing its tax return.

      Shareholders who are individuals generally will not be required to file state income tax returns and/or pay state income taxes outside of their state of residence with respect to our operations and distributions. We may be required to pay state income taxes in states where we are authorized to do business.

Antitakeover Provisions

      EOP Partnership. Except in limited circumstances as described under “— Voting Rights” below, we have exclusive management power over the business and affairs of EOP Partnership. The limited partners cannot remove us as the general partner of EOP Partnership. We may prevent a limited partner from transferring an interest in EOP Partnership or any rights as a limited partner, except in limited circumstances. We may not transfer our partnership interests except in a transaction in which substantially all of the assets of the surviving entity consist of units; however, the partnership agreement of EOP Partnership does not prevent a transaction in which another entity acquires control of Equity Office and such entity owns assets and conducts businesses outside of EOP Partnership.

      Equity Office. Maryland law and the Equity Office declaration of trust and bylaws contain a number of provisions that may have the effect of discouraging transactions that involve an actual or threatened change of control of Equity Office. These provisions include:

•	Classified board of trustees and size of board fixed with range — The board of trustees of Equity Office is divided into three classes with staggered terms of office. The total number of trustees is fixed by a majority vote of the board of trustees within a range of a minimum of nine and a maximum of 16. These provisions may make it more difficult for a third party to gain control of the board of trustees of Equity Office. At least two annual meetings of Equity Office, instead of one, generally would be required to effect a change in a majority of the board of trustees, and the number of trustees cannot be increased above the maximum number of trustees specified in the declaration of trust without board and shareholder approvals.

•	Unsolicited Takeover Provisions of Maryland Law — Maryland law provides protection for Maryland real estate investment trusts against unsolicited takeovers by protecting the board of trustees with regard to actions taken in a takeover context. Maryland law also allows publicly held Maryland real estate investment trusts to elect to be governed by all or any part of Maryland law provisions relating to extraordinary actions and unsolicited takeovers.

•	Call of Special Meeting of Shareholders — The Equity Office bylaws provide that special meetings of shareholders may be called only by the chairman of the board, the president, one-third of the trustees or by the holders of shares entitled to cast not less than a majority of all the votes entitled to be cast at the meeting. This provision limits the ability of shareholders to call special meetings.

•	Advance Notice Provisions for Shareholder Nominations and Shareholder New Business Proposals — The Equity Office bylaws require advance written notice for shareholders to nominate a trustee or bring other business before a meeting of shareholders. This provision limits the ability of shareholders to make nominations for trustees or introduce other proposals that are not timely received for consideration at a meeting.

•	Two-thirds Shareholder Vote Required to Approve Some Amendments to the Declaration of Trust — Some amendments to the declaration of trust must first be declared advisable by the board of trustees and thereafter must be approved by shareholders by the affirmative vote of not less than two-thirds of all votes entitled to be cast. These vote requirements may make amendments to the Equity Office declaration of trust that shareholders believe desirable more difficult to effect.

•	Exclusive Authority of Board to Amend Bylaws, Except for Specified Amendments — The Equity Office bylaws provide that the power to amend, repeal or adopt new bylaws is vested exclusively with the board of trustees, except that any amendments by the board of trustees to the bylaw provisions relating to meetings of shareholders, the minimum and maximum number of trustees, and the requirement that at least two-thirds of the trustees must be persons who are not executive officers of Equity Office or persons affiliated with Mr. Zell or his affiliates are subject to the approval of shareholders by vote of a majority of the votes cast. These provisions may make more difficult bylaw amendments that shareholders may believe are desirable.

•	Business Combination with Interested Shareholders — The Maryland Business Combination Act provides that, unless exempted, a Maryland real estate investment trust may not engage in business combinations, including mergers, dispositions of 10% or more of its assets, issuances of shares and other specified transactions, with an “interested shareholder” or its affiliates, for five years after the most recent date on which the interested shareholder became an interested shareholder and thereafter unless specified criteria are met. The Equity Office board of trustees has elected by resolution to exempt from the provisions of the Maryland Business Combination Act any business combination with any person. However, this resolution, by its terms, may be altered or repealed at any time, in whole or in part, by the board of trustees.

•	Other Constituencies — Maryland law expressly codifies the authority of a Maryland real estate investment trust to include in its charter a provision that allows the board of trustees to consider the effect of a potential acquisition of control on shareholders, employees, suppliers, customers, creditors and communities in which offices or other establishments of the trust are located. The Equity Office declaration of trust does not include a provision of this type. Maryland law also provides, however, that the inclusion or omission of this type of provision in the declaration of trust of a Maryland real estate investment trust does not create an inference concerning factors that may be considered by the board of trustees regarding a potential acquisition of control. This law may allow the board of trustees to reject an acquisition proposal even though the proposal was in the best interests of Equity Office shareholders.

Business Combinations with Interested Shareholders

      The Maryland Business Combination Act provides that, unless exempted, a Maryland real estate investment trust may not engage in business combinations, including mergers, dispositions of 10% or more of its assets, issuances of shares and other specified transactions, with an “interested shareholder” or its affiliates, for five years after the most recent date on which the interested shareholder became an interested shareholder. Thereafter, unless specified “price criteria” and other standards are met or an exemption is available, a business combination with an interested shareholder or its affiliates must be recommended by the board of trustees and approved by (a) at least 80% of the outstanding voting shares and (b) at least two-thirds of the outstanding voting shares, other than voting shares held by the interested shareholder or any of its affiliates. Under the statute, an “interested shareholder” generally is defined to mean a person or group which owns beneficially, directly or indirectly, 10% of more of the outstanding voting shares of the real estate investment trust. These requirements do not apply to a business combination with an interested shareholder or its affiliates if approved by the board of trustees before the time the interested shareholder first became an interested shareholder.

      The Equity Office board of trustees has elected by resolution to exempt from the provisions of the Maryland Business Combination Act any business combination with any person. However, this resolution, by its terms, may be altered or repealed at any time, in whole or in part, by the board of trustees.

      Delaware law does not have a comparable provision for Delaware limited partnerships.

Control Share Acquisitions

      The Maryland Control Share Acquisition Act provides that shares of a Maryland real estate investment trust that are acquired in a “control share acquisition,” which is defined as the acquisition of shares comprising one-tenth, one-third or a majority of all voting shares, have no voting rights except:

•	if approved by shareholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all “interested shares;” or

•	if the acquisition of the shares has been approved or exempted at any time before the acquisition of the shares.

      The Maryland Control Share Acquisition Act is applicable to a publicly traded Maryland real estate investment trust unless its charter or bylaws specifically provides that it shall be inapplicable.

      The Equity Office bylaws provide that the Maryland Control Share Acquisition Act will not apply to any acquisition by any person of shares of Equity Office. Any amendment to this provision by the board of trustees would require the approval of shareholders by a vote of a majority of the votes cast.

      Delaware law does not have a comparable provision for Delaware limited partnerships.

Maryland Elective Provisions

      Maryland legislation enacted in 1999 allows publicly held Maryland corporations and Maryland real estate investment trusts to elect to be governed by all or any part of Maryland law provisions relating to extraordinary actions and unsolicited takeovers. The election to be governed by one or more of these provisions can be made by a Maryland real estate investment trust in its declaration of trust or bylaws or by resolution adopted by the board of trustees so long as the trust has at last three trustees, who, at the time of electing to be subject to the provisions are not:

•	officers or employees of the trust;

•	persons seeking to acquire control of the trust;

•	directors, officers, affiliates or associates of any person seeking to acquire control; or

•	nominated or designated as trustees by a person seeking to acquire control.

      Articles supplementary must be filed with the Maryland State Department of Assessments and Taxation if a Maryland real estate investment trust elects to be subject to any or all of the provisions by board resolution or bylaw amendment. Shareholder approval is not required for the filing of articles supplementary.

      The Maryland legislation provides that a real estate investment trust can elect to be subject to all or any portion of the following provisions notwithstanding any contrary provisions contained in the trust’s existing declaration of trust or bylaws:

•	Classified Board: The real estate investment trust may divide its board into three classes which, to the extent possible, will have the same number of trustees the terms of which will expire at the third annual meeting of shareholders after the election of each such class;

•	Two-Thirds Shareholder Vote to Remove Trustees Only For Cause: The shareholders may remove any trustee only by the affirmative vote of at least two-thirds of all the votes entitled to be cast by the shareholders generally in the election of directors, but a trustee may not be removed without cause;

•	Size of Board Fixed by Vote of Board: The number of trustees will be fixed only by resolution of the board;

•	Board Vacancies Filled by the Board for the Remaining Term: Vacancies that result from an increase in the size of the board, or the death, resignation, or removal of a trustee, may be filled only by the affirmative vote of a majority of the remaining trustees even if they do not constitute a quorum. Trustees elected to fill vacancies shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred, as opposed to until the next annual meeting of shareholders, and until a successor is elected and qualifies; and

•	Shareholder Calls of Special Meetings: Special meetings of shareholders shall be called by the secretary of the real estate investment trust only upon the written request of shareholders entitled to cast at least a majority of all votes entitled to be cast at the meeting.

      In response to the 1999 legislation, Equity Office elected to be governed by the provisions of the Maryland code relating to the filling of board vacancies for the remainder of the term as described above. However, even before the 1999 legislation, the Equity Office declaration of trust and/or bylaws, as applicable, already provided for a classified board, that the number of trustees was to be determined by a resolution of the board, subject to a minimum and maximum number, and that the secretary of Equity Office must call a special meeting of shareholder only upon the written request of the holders of a majority of the outstanding securities entitled to vote.

      Delaware law does not have a comparable provision for Delaware limited partnerships.

REIT Ownership Limitations

      For Equity Office to qualify as a REIT under the Internal Revenue Code, no more than 50% in value of its outstanding shares of beneficial interest may be owned, actually or constructively, by five or fewer “individuals,” which, as defined in the Internal Revenue Code for this purpose, includes certain entities. In addition, if Equity Office, or an actual or constructive owner of 10% or more of the shares of Equity Office, owns, actually or constructively, 10% or more of a tenant of Equity Office, then the rent received by Equity Office from that “related party tenant” will not be qualifying income for purposes of determining whether Equity Office meets the requirements for qualification as a REIT under the Internal Revenue Code unless the tenant is a taxable REIT subsidiary and specified requirements are met. A REIT’s shares also must be beneficially owned by 100 or more persons.

      As a means of addressing these requirements, Article VII of the Equity Office declaration of trust provides that, with several exceptions, no person may own, or be deemed to own directly and/or by virtue of the attribution provisions of the Internal Revenue Code, more than 9.9%, in value or number of shares, whichever is more restrictive, of the issued and outstanding shares of any class or series of shares. Under the Equity Office declaration of trust, the Equity Office board of trustees may increase the ownership limit with respect to any class or series of shares. After giving effect to this increase, however, five beneficial owners of common shares may not beneficially own in the aggregate more than 49.5% of the outstanding common shares. In addition, the Equity Office board of trustees is required to waive or modify the ownership limit with respect to one or more persons who would not be treated as “individuals” under the Internal Revenue Code if such person submits to the Equity Office board of trustees specified information that demonstrates, to the reasonable satisfaction of the Equity Office board of trustees, that such ownership would not jeopardize Equity Office’s status as a REIT under the Internal Revenue Code. The Equity Office declaration of trust further prohibits any person from transferring any Equity Office common or preferred shares if the transfer would result in shares of beneficial interest of Equity Office being owned by fewer than 100 persons or otherwise would cause Equity Office not to qualify as a REIT.

      If any transfer of shares or any other event would otherwise result in any person violating the ownership limits, then the declaration of trust provides that (a) the transfer will be void and of no force or effect with respect to the prohibited transferee with respect to that number of shares that exceeds the ownership limits and (b) the prohibited transferee would not acquire any right or interest in the shares. The shares transferred in violation of the ownership limit instead would be transferred automatically to a charitable trust, the beneficiary of which would be a qualified charitable organization selected by Equity Office.

      The trustee of the charitable trust would be required to sell the shares transferred in violation of the ownership limit to a person or entity who could own the shares without violating the ownership limit, and to distribute to the prohibited transferee an amount equal to the lesser of the price paid by such person for the shares transferred in violation of the ownership limit or the sales proceeds received by the charitable trust for the shares. In the case of a transfer for no consideration, such as a gift, the charitable trustee would be required to sell the shares to a qualified person or entity and distribute to the prohibited transferee an amount equal to the lesser of the fair market value of the shares as of the date of the prohibited transfer or the sales proceeds received by the charitable trust.

      Under its declaration of trust, Equity Office, or its designee, would have the right to purchase the shares from the charitable trust at a price per share equal to the lesser of (a) the price per share in the transaction that resulted in the transfer of the shares to the charitable trust, or, in the case of a devise or gift, the market price at the time of such devise or gift, and (b) the market price of such shares on the date Equity Office, or its designee, were to agree to purchase the shares. Any proceeds derived from the sale of the shares in excess of the amount distributed to the prohibited transferee under these provisions would be distributed to the beneficiary of the charitable trust.

      The charitable trustee will have the sole right to vote the shares that it holds, and any distributions paid on shares held by the charitable trustee would be paid to the beneficiary of the charitable trust.

      If the transfer to the charitable trust of the shares that were transferred in violation of the ownership limit is not automatically effective for any reason, then the transfer that resulted in the violation of the ownership limit would be void.

      All persons or entities who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5%, or such other percentage between  1/2 of 1% and 5% as provided in applicable rules and regulations under the Internal Revenue Code, of the lesser of the number or value of the outstanding Equity Office shares must give a written notice to Equity Office by January 30 of each year stating the name and address of such owner, the number of Equity Office shares owned and a description of the manner in which such Equity Office shares are held. In addition, a holder of record of Equity Office shares subject to the foregoing requirement who holds its Equity Office shares as nominee for another person or entity which is required to include in gross income the dividends received on such shares must also give notice of the name and address of such person or entity and the number of Equity Office shares of such person or entity with respect to which such holder of record is nominee. In addition, each record, beneficial and constructive holder of Equity Office shares is required, upon demand of Equity Office, to disclose to Equity Office in writing any information with respect to the direct, indirect and constructive ownership of Equity Office shares as the Equity Office board of trustees deems necessary to comply with the provisions of the Internal Revenue Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

      The Equity Office declaration of trust contains an additional limitation on the ownership by non-U.S. persons of Equity Office common and preferred shares other than preferred shares issued and outstanding as of June 19, 2000, and the common shares into which such preferred shares may be converted. This limitation restricts the direct or indirect acquisition or ownership of Equity Office shares if, as a result of the acquisition or ownership, non-U.S. persons would own directly or indirectly 43% or more of the fair market value of the issued and outstanding Equity Office shares. If any transfers of Equity Office shares occur that would result in non-U.S. persons owning directly or indirectly 43% or more of the fair market value of the issued and outstanding Equity Office shares as described above, then the number of shares that would cause a non-U.S. person to violate this restriction are automatically transferred to a charitable trust, or if transfer to a charitable trust would not be effective to prevent violation of this restriction, then the transfer of shares will be void.

      The Equity Office declaration of trust allows for the board of trustees to exempt under specified circumstances one or more series of preferred shares issued in connection with a business combination from all or any portion of the ownership limitations and restrictions on transfer set forth in Article VII of the Equity Office declaration of trust. The purpose of this provision is to provide our board flexibility in business combination transactions to vary the terms of the ownership limitations and restrictions on transfer applicable to any such preferred shares.

      The foregoing restrictions on ownership and transferability would not apply if the Equity Office board of trustees were to determine that it is no longer in the best interests of Equity Office to attempt to qualify, or to continue to qualify, as a REIT under the Internal Revenue Code.

      As used in this section: “non-U.S. person” means (a) a nonresident alien individual, as defined in the Internal Revenue Code, (b) a foreign corporation, foreign partnership, foreign trust, foreign estate, foreign government, and any other organization or entity which is not organized under the laws of the United States or a State or the District of Columbia, and (c) any other person or entity treated as a “foreign person” under regulations promulgated under the Internal Revenue Code.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

General

      The following discussion summarizes the material federal income tax considerations to a unitholder who elects to exercise his unit redemption right. This discussion is for general information only, is not exhaustive of all possible tax considerations, and is not intended to be and should not be construed as tax advice. For example, it does not include a detailed discussion of any state, local or foreign tax considerations. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a unitholder in light of his particular circumstances. For example, the discussion does not discuss all of the aspects of federal income taxation unrelated to the exercise of the redemption right to unitholders who acquired their partnership units pursuant to the Spieker Properties, Inc. Merit Plan.

      The information in this section is based on the Internal Revenue Code, current, temporary and proposed regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, and court decisions. The reference to IRS interpretations and practices includes IRS practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this prospectus. No assurance can be given that future legislation, regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of existing law. Any change of this kind could apply retroactively to transactions preceding the date of the change. Therefore, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

      Each unitholder is urged to consult with its own tax advisor to determine the impact of its personal tax situation on the anticipated tax consequences of the redemption of units.

REIT Qualification of Equity Office

      Hogan & Hartson L.L.P., counsel to Equity Office, is of the opinion that commencing with Equity Office’s taxable year ending December 31, 1997, Equity Office was organized and has operated in conformity with the requirements for qualification as a REIT, and Equity Office’s proposed method of operation will enable it to continue to qualify as a REIT. The opinion of Hogan & Hartson L.L.P. relies upon customary representations made by Equity Office about factual matters relating to the organization and operation of Equity Office, EOP Partnership and its subsidiaries.

      Equity Office intends to continue to operate in a manner to qualify as a REIT, but there is no guarantee that Equity Office will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depend upon Equity Office’s ability to meet, through actual annual (or, in some cases, quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various REIT qualification requirements imposed under the Internal Revenue Code. Hogan & Hartson L.L.P. will not review Equity Office’s compliance with these tests on a continuing basis. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of Equity Office, Equity Office cannot guarantee that its actual operating results will satisfy the requirements for taxation as a REIT under the Internal Revenue Code for any particular tax year.

Federal Income Tax Consequences of Redemption

      The following discussion summarizes the material federal income tax considerations that may be relevant to you if you elect to exercise your unit redemption right.

      Federal Income Tax Treatment of a Redemption of Units. If we elect to exercise our right under the partnership agreement to acquire your units in exchange for cash or our common shares, the transaction will be a fully taxable sale to you for federal income tax purposes and your amount realized on the redemption would equal the sum of:

•	any cash received;

•	the fair market value of Equity Office common shares received; and

•	the amount of EOP Partnership liabilities allocated to the units exchanged at the time of the redemption.

      Your taxable gain and the tax consequences of that gain would be determined as described under “— Tax Treatment of Sale of Units” below.

      If Equity Office, as the general partner of EOP Partnership, does not elect to acquire your units in exchange for cash or Equity Office common shares, EOP Partnership is required to redeem those EOP Partnership units for cash. If EOP Partnership redeems units for cash contributed by us in order to effect the redemption, the redemption likely will be treated as a sale of the units to Equity Office in a fully taxable transaction, although the matter is not free from doubt. Under these circumstances, your amount realized would equal the sum of:

•	the cash received; and

•	the amount of EOP Partnership liabilities allocated to the units redeemed at the time of the redemption.

      Your taxable gain and the tax consequences of that gain would be determined as described under “— Tax Treatment of Sale of Units” below.

      If a unit is redeemed for cash that is not contributed by us to effect the redemption, your tax treatment will depend upon whether or not the redemption results in a disposition of all of your units. If all of your units are redeemed, your taxable gain and the tax consequences of that gain will be determined as described under “— Tax Treatment of Sale of Units” below. However, if less than all of your units are redeemed, you will not be allowed to recognize loss on the redemption and will recognize taxable gain only if and to the extent that your amount realized on the redemption, calculated as described above, exceeds your basis in all of your units immediately before the redemption.

      Tax Treatment of Sale of Units. If a unit is sold, transferred as a gift, or otherwise disposed of, gain or loss from the disposition will be based on the difference between the amount realized on the disposition and the unitholder’s basis attributable to the unit. The amount realized on the disposition of a unit generally will equal the sum of:

•	any cash received;

•	the fair market value of any other property received; and

•	the amount of EOP Partnership liabilities allocated to the units redeemed at the time of the redemption.

      Accordingly, a unitholder will recognize gain on the disposition of a unit to the extent that the amount realized exceeds the unitholder’s basis for the unit. Because the amount realized includes any amount attributable to the relief from EOP Partnership liabilities attributable to the unit, a unitholder could have taxable income, or perhaps even a tax liability, in excess of the amount of cash and property received upon the disposition of the unit. In particular, if you have a “negative capital account” with respect to your units, your taxable gain will exceed the value of the common shares or cash received by the amount of that “negative capital account” attributable to the units redeemed.

      Generally, gain recognized on the disposition of a unit will be capital gain. However, any portion of the unitholder’s amount realized on the disposition of a unit that is attributable to “unrealized receivables” of EOP Partnership, as defined in section 751 of the Internal Revenue Code, will give rise to ordinary income. The amount of ordinary income that would have to be recognized would be equal to the amount by which the unitholder’s share of unrealized receivables of EOP Partnership exceeds the portion of the unitholder’s basis attributable to those assets. Unrealized receivables include, to the extent not previously included in EOP Partnership’s income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts attributable to prior depreciation deductions that would be subject to recapture as ordinary income if EOP Partnership had sold its assets at their fair market value at the time of the redemption.

      For individuals, trusts and estates, net capital gain from the sale of an asset held one year or less is subject to tax at the applicable rate for ordinary income. For these taxpayers, the maximum rate of tax on the net capital gain from a sale or exchange of an asset held for more than one year generally is 20%. However, a 25% rate applies to the extent that net capital gains attributable to the sale of depreciable real property are attributable to prior depreciation deductions not otherwise recaptured as ordinary income under other depreciation recapture rules. The applicable Treasury Regulations apply the 25% rate to a sale of an interest in a pass-through entity, such as a partnership, to the extent that the gain realized on the sale of the interest is attributable to prior depreciation deductions by the partnership that have not otherwise been recaptured as ordinary income. Accordingly, any gain on the sale of an EOP Partnership unit held for more than one year could be treated partly as gain from the sale of a long-term capital asset subject to a 20% tax rate, partly as gain from the sale of depreciable real property subject to a 25% tax rate to the extent attributable to prior depreciation deductions by EOP Partnership that have not been otherwise recaptured as ordinary income, and partly as ordinary income to the extent attributable to unrealized receivables. Each EOP Partnership unitholder should consult with its own tax advisor regarding the application of the 25% rate to a sale of EOP Partnership units.

      Basis of Units. In general, a unitholder who received units in exchange for a contribution of property had an initial tax basis in the units equal to the unitholder’s basis in the contributed property. A unitholder who acquired its units other than for a contribution of property will have an initial basis equal to the amount paid for those units.

      A unitholder’s initial basis in its units will generally be increased by the unitholder’s share of:

•	EOP Partnership taxable income;

•	any increases in nonrecourse liabilities incurred by EOP Partnership; and

•	recourse liabilities to the extent the EOP Partnership unitholder elects to take on a deficit restoration obligation or otherwise incurs the risk of loss with respect to those liabilities, whether through a guarantee or indemnification agreement or otherwise.

      Generally, an EOP Partnership unitholder’s initial basis in its units will be decreased, but not below zero, by the unitholder’s share of:

•	EOP Partnership distributions;

•	decreases in liabilities of EOP Partnership, including any decrease in its share of the nonrecourse liabilities of EOP Partnership and any recourse liabilities for which it is considered to bear the economic risk of loss;

•	losses of EOP Partnership; and

•	nondeductible expenditures of EOP Partnership that are not chargeable to capital.

      Potential Application of the Disguised Sale Rules to a Redemption of Units. There is a risk that if a unit is redeemed, particularly if it is redeemed within two years of when it was issued, the Internal Revenue Service might contend that the original transaction pursuant to which the units were issued should be treated as a “disguised sale” of property. Under the Internal Revenue Service’s disguised sale rules, unless an exception applies, a partner’s contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration, including the assumption of or taking subject to a liability, from the partnership to the partner may be treated as a sale, in whole or in part, of the property by the partner to the partnership. If money or other consideration is transferred by a partnership to a partner within two years of the partner’s contribution of property, the transactions are presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. If two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will not be presumed to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale.

PLAN OF DISTRIBUTION

      We may issue the common shares covered by this prospectus to parties who received units in EOP Partnership in exchange for Spieker Partnership units in connection with the transactions contemplated by the merger agreement. A redeeming unitholder, who is not one of our affiliates, who receives any common shares covered by this prospectus will be entitled to sell such shares without restriction in the open market or otherwise.

      We will acquire one unit from a redeeming unitholder in exchange for each common share that we issue. Thus, with each redemption, our interest in EOP Partnership will increase.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus does not contain all of the information included in the registration statement on Form S-3 of which this prospectus is a part. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If SEC rules and regulations require that such agreement or document be filed as an exhibit to the registration statement, please see such agreement or document for a complete description of these matters. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

      We file annual, quarterly and current reports and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following location:

Public Reference Room

450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

      You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

      The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, including Equity Office, who file electronically with the SEC. The address of that site is http://www.sec.gov. Reports, proxy statements and other information concerning Equity Office may also be inspected at the offices of the New York Stock Exchange, which are located at 20 Broad Street, New York, New York 10005.

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, which we have previously filed with the SEC and are considered a part of this prospectus, and any future filings made with the SEC prior to the termination of this offering under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. These filings contain important information about Equity Office.

Equity Office SEC Filings (File No. 1-1311):

2000 Annual Report on Form 10-K	Filed on March 23, 2001

Amendment to Form 10-K on Form 10-K/A	Filed on June 6, 2001

Quarterly Report on Form 10-Q for the quarter ended March 31, 2001	Filed on May 15, 2001

Amendment to Quarterly Report on Form 10-Q on Form 10-Q/A for the quarter ended March 31, 2001	Filed on June 6, 2001

Current Reports on Form 8-K	Filed on July 5, 2001, March 23, 2001 and March 9, 2001

Registration Statement on Form 8-A/A	Filed on July 5, 2001, setting forth the description of Equity Office common shares, including any amendments or reports filed for the purpose of updating such description.

      You can obtain copies of any of the documents incorporated by reference in this document from us or through the SEC or the SEC’s website, described above. Documents incorporated by reference are available from us, without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this document. You may obtain documents incorporated by reference in this document by writing us at the following address or calling us at the telephone number listed below:

EQUITY OFFICE PROPERTIES TRUST

Two North Riverside Plaza
Suite 2100
Chicago, Illinois 60606
Attention: Chief Legal Counsel
Telephone: (312) 466-3300

      If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

      Equity Office has supplied all information contained or incorporated by reference in this prospectus relating to Equity Office.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited the Equity Office consolidated financial statements and schedule included in its Annual Report on Form 10-K/A for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. The Equity Office consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      The audited financial statements and schedule of Spieker incorporated by reference in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

LEGAL MATTERS

      In connection with this prospectus, Hogan & Hartson L.L.P., Washington, D.C., has provided its opinion as to the validity of the issuance of the common shares offered by this prospectus and as to the qualification of Equity Office as a REIT for federal income tax purposes.

      You should rely on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of the common shares in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

16,748,214 Shares

Equity Office

Properties Trust

Common Shares of

Beneficial Interest

PROSPECTUS

July 17, 2001

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

      The following table sets forth those expenses for distribution to be incurred in connection with the issuance and distribution of the securities being registered.

Printing and Duplicating Expenses	$50,000

Legal Fees and Expenses	$50,000

Accounting Fees and Expenses	$50,000

Miscellaneous	$10,000

Total	$160,000

Item 15.  Indemnification of Trustees and Officers

      The Maryland REIT Law permits a Maryland REIT to include in its declaration of trust a provision limiting the liability of its trustees and officers to the REIT and its shareholders for money damages, except with respect to liability resulting from (1) an actual receipt of an improper benefit or profit in money, property or services, to the extent of the amount of the benefit or profit in money, property or services actually received or (2) a judgment or other final adjudication adverse to the trustee or officer entered in a proceeding based on a finding that the trustee’s or officer’s action or failure to act was material to the cause of action adjudicated in the proceeding and was the result of active and deliberate dishonesty. The Equity Office declaration of trust contains such a provision.

      The Maryland REIT Law permits a Maryland REIT to indemnify and advance expenses to its trustees and officers to the same extent as permitted for directors and officers of a Maryland corporation under the Maryland General Corporation Law. In the case of directors and officers of a Maryland corporation, the Maryland General Corporation Law permits a Maryland corporation to indemnify present and former directors and officers (including any such person who, while serving in that capacity, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of a foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan) against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of such service, unless it is established that either: (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and either (x) was committed in bad faith or (y) was the result of active and deliberate dishonesty; (2) the director or officer actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

      Under the Maryland General Corporation Law, a Maryland corporation may not, however, indemnify a director or advance expenses for a proceeding brought by the direct or against the corporation, except (x) for a proceeding to enforce indemnification under the Maryland General Corporation Law or (y) if the charter or bylaws of the corporation, a resolution of the board of directors of the corporation or an agreement approved by the board of directors of the corporation to which the corporation is a party expressly so provide. Also, in the case of a proceeding by or in the right of the corporation, the corporation may not indemnify in the case of a judgment of liability on the basis that a personal benefit was improperly received. In either situation described in this paragraph, a court may order indemnification only for expenses.

      As a condition to advancing expenses, a Maryland corporation must first receive (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (2) a written undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed by the Maryland corporation if it shall ultimately be determined that the standard of conduct was not met.

      Under the Maryland General Corporation Law, a determination of entitlement to indemnification must by made by (1) the board of directors by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding, or, if such a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more directors not, at the time, parties to such proceeding and who were fully designated to act in the matter by a majority vote of the full board in which the designated directors who are parties may participate; (2) special legal counsel selected by the board for a committee of the board by vote, or, if the requisite quorum of the full board cannot be obtained and the committee cannot be established, by a majority vote of the full board in which directors who are parties may participate; or (3) stockholders.

      The Equity Office declaration of trust provides that Equity Office has the power, to the maximum extent permitted by Maryland law, to obligate itself to indemnify, and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (1) any individual who is a present or former trustee or officer of Equity Office or (2) any individual who, while a trustee or officer of Equity Office and at the request of Equity Office, serves or has served as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made a party to the proceeding by reason of his or her status as a present or former trustee or officer of Equity Office. The Equity Office bylaws provide that, to the maximum extent permitted by Maryland law, Equity Office shall indemnify such persons. In addition, under the Equity Office bylaws, Equity Office is obligated to, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse, in advance of final disposition of a proceeding, reasonable expenses incurred by such persons under circumstances permitted by Maryland law. Under the Equity Office declaration of trust and bylaws, Equity Office also may, with the approval of its board of trustees, provide indemnification or payment or reimbursement of expenses to any present or former trustee or officer who served a predecessor of Equity Office.

      In addition, Mr. Dobrowski, a trustee of Equity Office, is indemnified by General Motors Investment Management Corporation and is covered by an insurance policy maintained by General Motors Corporation, of which General Motors Investment Management Corporation is a subsidiary, in connection with serving on the Equity Office board of trustees.

      Equity Office has entered into indemnification agreements with some of its trustees and executive officers to provide them with indemnification to the full extent permitted by Maryland law and the declaration of trust and bylaws of Equity Office.

      Equity Office has obtained an insurance policy to provide liability coverage for its trustees and officers.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers or persons controlling Equity Office under the foregoing provisions, Equity Office has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16.  Exhibits and Financial Statement Schedules

(a)  Exhibits

Exhibit No.	Exhibit Description

5.1	Opinion of Hogan & Hartson L.L.P. regarding the legality of common shares being registered
8.1	Opinion of Hogan & Hartson L.L.P. regarding the qualification of Equity Office as a real estate investment trust for federal income tax purposes
23.1	Consent of Ernst & Young LLP
23.2*	Consent of Arthur Andersen LLP
23.3	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)
23.4	Consent of Hogan & Hartson L.L.P. (included in Exhibit 8.1)
24.1*	Power of attorney

* Previously filed.

(b) Financial Statement Schedules

      The following financial statement schedule was filed with Equity Office’s Annual Report on Form 10-K/A for the year ended December 31, 2000 (File No. 1-13115), filed with the SEC on June 6, 2001, and is incorporated herein by reference:

Schedule III — Real Estate and Accumulated Depreciation

      Schedules not listed above have been omitted because they are inapplicable or the information required to be set forth therein is contained, or incorporated by reference, in the consolidated final statements of Equity Office or notes thereto.

Item 17.  Undertakings

      The Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to rule 424(b) if, in the aggregate, such changes in volume and price represent no more than a 20% change in the maximum aggregated offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on July 16, 2001.

EQUITY OFFICE PROPERTIES TRUST

By:	/s/ STANLEY M. STEVENS

Stanley M. Stevens
Executive Vice President,
Chief Legal Counsel and Secretary

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated as of the 16th day of July, 2001.

Signature	Title

* Timothy H. Callahan	President, Chief Executive Officer and Trustee (principal executive officer)
* Richard D. Kincaid	Executive Vice President — Chief Financial Officer (principal financial officer)
* Stephen M. Briggs	Senior Vice-President-Chief Accounting Officer (principal accounting officer)
* Samuel Zell	Chairman of the Board of Trustees
* Sheli Z. Rosenberg	Trustee
* Thomas E. Dobrowski	Trustee
* James D. Harper, Jr.	Trustee
* Jerry M. Reinsdorf	Trustee
* William M. Goodyear	Trustee
* David K. McKown	Trustee
* Edwin N. Sidman	Trustee
* D. J. André de Bock	Trustee
* John S. Moody	Trustee
* William Wilson III	Trustee

Signature	Title

* Jan H.W.R. van der Vlist	Trustee

* Pursuant to Power of Attorney

By: /s/ STANLEY M. STEVENS Stanley M. Stevens Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Exhibit Description

5.1	Opinion of Hogan & Hartson L.L.P. regarding the legality of common shares being registered
8.1	Opinion of Hogan & Hartson L.L.P. regarding the qualification of Equity Office as a real estate investment trust for federal income tax purposes
23.1	Consent of Ernst & Young LLP
23.2*	Consent of Arthur Andersen LLP
23.3	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)
23.4	Consent of Hogan & Hartson L.L.P. (included in Exhibit 8.1)
24.1*	Power of attorney

*  Previously filed.